                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

         CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
       SECTION 12(g)OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
          OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934.

                       Commission File Number 000-20716

                               Taco Cabana, Inc.
           ---------------------------------------------------------
            (Exact name of registrant as specified in its charter)

    8918 Tesoro Drive, Suite 200, San Antonio, Texas 78217, (210) 804-0990
     ----------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)


               Common Stock (plus associated stockholder rights)
           --------------------------------------------------------
           (Title of each class of securities covered by this Form)



                                     None
    ----------------------------------------------------------------------
      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)    (X)  Rule 12h-3(b)(1)(i)    (X)
               Rule 12g-4(a)(1)(ii)   ( )  Rule 12h-3(b)(1)(ii)   ( )
               Rule 12g-4(a)(2)(i)    ( )  Rule 12h-3(b)(2)(i)    ( )
               Rule 12g-4(a)(2)(ii)   ( )  Rule 12h-3(b)(2)(ii)   ( )
               Rule 15d-6             ( )  Rule 12h-3(b)(3)       ( )

     Approximate number of holders of record as of the certification or notice date:

Common Stock ........................................................   [ 1 ]
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     Pursuant to the requirements of the Securities Exchange Act of 1934, Taco
Cabana, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  December 20, 2000        TACO CABANA, INC.


                                    By:   /s/ David G. Lloyd
                                          ------------------------------------
                                    Name:   David G. Lloyd
                                    Title:  Senior Vice President--Finance and
                                            Chief Financial Officer
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            [AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P. LETTERHEAD]

                               December 20, 2000



VIA EDGAR
----------

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC   20549

          Re:  Form 15 of Taco Cabana, Inc.

Ladies and Gentlemen:

     On behalf of Taco Cabana, Inc. (the "Reporting Person"), we are electronically filing a Form 15 Notice of Termination of Registration under
Section 12(g) and Suspension of Duty to File Reports under Section 15(d) of the Securities Exchange Act of 1934 with respect to the Common Stock of the Reporting Person in accordance with Rules 12g-4(a)(1)(i) and 12h-3(b)(1)(i).

     If you have any questions or comments concerning the enclosed document, please feel free to contact me at (210) 281-7232.


                                    Sincerely yours,

                                    /s/  J. Patrick Ryan

                                    J. PATRICK RYAN



JPR/JAM/es
cc:  David G. Lloyd